126# 82-2227 ~~20-F File # 0-29362~~

02034123

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction whe... the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, In*... satisfies the disclosure requirements of section 127. While the federal *Privacy A*... form will be made available to the public. Federally, this information will be store... legislation applies to the personal information collected on this form, call the Man... ...ion requested on this form is collected under the authority and used for the purposes of administering ...*panies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided ...also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this ...P-PU-092. In British Columbia, if you have questions about how the freedom of information ...4) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

MINEFINDERS CORPORATION LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 7

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 08 11 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Bailey

GIVEN NAMES: MARK H

NO. 2930 STREET Hayward Dr. APT

CITY: Bellingham

PROV.: Washington POSTAL CODE: 98226

BUSINESS TELEPHONE NUMBER: 604 - 687 - 6263

BUSINESS FAX NUMBER: 604 - 687 - 6267

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [X] YES [ ] NO

SUPPL

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [X] ONTARIO
- [X] QUEBEC
- [ ] SASKATCHEWAN
- [X] UNITED STATES
  - [ ] NASDAQ
  - [X] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common SHARES	91,600	03	02	02	10		11,800	2.85		79800	D	
Common SHARES	79,800	22	04	02	10		10,000			69,800	D	
options	867,500	07	11	01	96	75,000		1.50		942,500	D	
options	942,500	17	04	02	96	200,000*		3.30		1,142,500	D	
options	1,142,500	24	04	02	76		50,000	1.78		1,092,500	D	
Common SHARES	69,800	24	04	02	76	50,000		1.78		109,800	D	
Common SHARES	109,800	26	04	02	10		50,000	4.48		69,800	D	

PROCESSED

MAY 2 9 2002

THOMSON FINANCIAL

ATTACHMENT [ ] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

BOX 6. REMARKS

* 200,000 options granted except for 42,632 shares options subject to TSX & shareholder approval in excess of the plan ceiling

dlw 5/21

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): MARK H BAILEY

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 29 04 02

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE